June 7, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: FSD PHARMA INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA35954B4047
	CUSIP:	35954B404

CA35954B3056
35954B305

2	Date Fixed for the Meeting:	July 22, 2024

3	Record Date for Notice:	June 12, 2024

4	Record Date for Voting:	June 12, 2024

5	Beneficial Ownership Determination Date:	June 12, 2024

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS A MULTIPLE VOTING SHARES
CLASS B SUBORDINATE VOTING SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS A MULTIPLE VOTING SHARES
CLASS B SUBORDINATE VOTING SHARES

8	Business to be conducted at the meeting:	Annual General & Special

9	Notice-and-Access:	YES
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

With kindest regards,
"Dodona Bezhanishvili"
Marrelli Trust Company Limited
Sr. Trust Officer
dbezhanishvili@marrellitrust.ca

Marrelli Trust Company Limited

c/o Marrelli Transfer Services Corp.

82 Richmond Street East, Toronto, ON M5C 1P1
www.marrellitrust.ca        info@marrellitrust.ca
Fax: 416-360-7812        Tel: 416-416-361-6990